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January 29, 2013	Joel D. Needleman 617 832 3097 direct jneedleman@foleyhoag.com

Via EDGAR

Re:	CSP Inc. (CIK 0000356037) Definitive Proxy Statement on Schedule 14A File No. 000-10843
Dear Ms. Kim:
This letter constitutes supplemental correspondence on behalf of CSP Inc. (the “Company”) and is being filed in connection with the above-referenced filing (the “Definitive Proxy”).
As a courtesy to the Staff, two copies of the Definitive Proxy are being provided under separate cover, along with two additional copies that have been marked to show the changes that have been made thereto (as compared with Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A filed by the Company on January 28, 2013).
Sincerely,
/s/ Joel D. Needleman
Joel D. Needleman
JDN